Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 5, 2003

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN ANNOUNCES PUBLIC DEBT OFFERINGS

Montreal, Canada - December 5, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that it has agreed to issue U.S. $500 million of 5.20% Notes due January 15, 2014 and U.S. $750 million of 6.125% Notes due December 15, 2033.

Alcan stated that it has entered into an underwriting agreement covering these concurrent offerings with Citigroup, Morgan Stanley and RBC Capital Markets, as joint bookrunners and co-underwriters, and ABN AMRO Incorporated, CIBC World Markets, Commerzbank Securities, Scotia Capital, SG Cowen, TD Securities and UBS Investment Bank, as co-underwriters. A prospectus relating to these securities is available from Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York.

Alcan intends to use the net proceeds from these offerings to fund a portion of the cash consideration to be paid in connection with Alcan's previously announced tender for the purchase of equity and equity - related securities of Pechiney.

This communication is not an offer of Notes. The Notes are being offered solely by the prospectus dated December 3, 2003. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer for the purchase of equity and equity related securities of Pechiney, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation from holders of Pechiney securities of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer for the purchase of equity and equity related securities of Pechiney is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer for the purchase of equity and equity related securities of Pechiney is not being made in the United States or Canada.

This press release contains forward-looking statements regarding Alcan and its financing arrangements, including our expectations that these offerings will be successfully completed consistent with the terms outlined above. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, satisfaction of customary closing conditions which may be affected by market conditions and global political developments.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, the combination of Alcan and Pechiney is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Together Alcan and Pechiney employ 88,000 people and have operating facilities in 63 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368